Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2010

This Management’s Discussion and Analysis should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) interim unaudited consolidated financial statements for the three and nine months ended September 30, 2010 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). In addition, the following should be read in conjunction with the 2009 audited consolidated financial statements, the related Management’s Discussion and Analysis and the 2009 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of November 8, 2010.

Third Quarter Highlights

  Record net earnings for the three and nine months ended September 30, 2010 of $69.2 million ($0.20 per share) and $167.1 million ($0.49 per share), respectively, compared with $33.6 million ($0.11 per share) and $67.1 million ($0.23 per share) for the comparable periods in 2009.

  Operating cash flows for the three and nine months ended September 30, 2010 of $70.5 million ($0.20 per share1 ) and $195.1 million ($0.57 per share1 ), respectively, compared with $45.4 million ($0.14 per share1 ) and $95.0 million ($0.32 per share1 ) for the comparable periods in 2009.

  Attributable silver equivalent production for the three and nine months ended September 30, 2010 was 5.9 million ounces (5.5 million ounces of silver and 7,000 ounces of gold) and 17.4 million ounces (15.8 million ounces of silver and 24,700 ounces of gold), respectively, representing an increase of 41% and 49% over the comparable periods in 2009.

  Silver equivalent sales for the three and nine months ended September 30, 2010 were 4.7 million ounces (4.3 million ounces of silver and 7,100 ounces of gold) and 14.8 million ounces (13.3 million ounces of silver and 23,300 ounces of gold), respectively, representing an increase of 2% and 38% over the comparable periods in 2009.

  Total cash costs for the three and nine months ended September 30, 2010 were $4.09 and $4.05 per silver equivalent ounce, respectively, compared with $4.08 and $4.02 per silver equivalent ounce for the comparable periods in 2009.

  Cash operating margin1 (defined as revenue less cash costs) for the three and nine months ended September 30, 2010 was $15.72 and $14.42 per silver equivalent ounce, respectively, representing an increase of 42% and 46% over the comparable periods in 2009.

  As at September 30, 2010, approximately 2.2 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

  Goldcorp Inc. (“Goldcorp”) announced that its world-class gold-silver-lead-zinc Peñasquito mine achieved commercial production during the quarter with peak throughput rates as high as 105,000 tonnes per day. The ramp up to full production capacity of 130,000 tonnes per day is anticipated by early 2011. Annual production attributable to Silver Wheaton from the mine is expected to average approximately 7 million ounces of silver over the estimated 22 year mine life.

  During August, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”). In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, which was set to expire in 2029, has been extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029, and a payment of $0.50 per ounce for any shortfall below 215 million cumulative silver ounces delivered to Silver Wheaton by the end of 2031. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

[1]Refer to discussion on non-GAAP measures.

SILVER WHEATON THIRD QUARTER REPORT [1]

  Barrick Gold Corp.’s world-class gold-silver Pascua-Lama project remains on track to enter production in the first quarter of 2013, with detailed engineering and procurement nearing completion and earthworks underway. Once in production, Pascua Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first five years of operation, Silver Wheaton’s attributable silver production is expected to average 9 million ounces annually.

Overview

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver. The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange (symbols: SLW.WT.B and SLW.WT.U, respectively).

To date, the Company has entered into fifteen long-term silver purchase agreements and two long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. During the three months ended September 30, 2010, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.98 and $300, respectively. The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

SILVER WHEATON THIRD QUARTER REPORT [2]

Outlook

Silver Wheaton is the largest silver streaming company in the world. Forecast 2010 attributable production, based upon its current agreements, is 22.0 million ounces of silver and 28,000 ounces of gold, for total attributable production of 23.5 million silver equivalent ounces. By 2013, annual attributable production is anticipated to increase significantly to approximately 40 million silver equivalent ounces. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

At September 30, 2010, the Company had approximately $255 million of cash on hand and $400 million of available credit under its revolving bank debt facility. This cash and available credit, together with strong operating cash flows, positions the Company well to pursue the acquisition of additional accretive silver interests.

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Owner	Location of Mine	Attributable Production to be Purchased		Term of Agreement	Date of Contract
			Silver	Gold
San Dimas	Primero Mining Corp. [1]	Mexico	100%[1]	-	Life of Mine [1]	15-Oct-04
Zinkgruvan	Lundin Mining Corporation	Sweden	100%	-	Life of Mine	8-Dec-04
Yauliyacu	Glencore International AG	Peru	100% [2]	-	20 years	23-Mar-06
Peñasquito	Goldcorp Inc.	Mexico	25%	-	Life of Mine	24-Jul-07
Minto	Capstone Mining Corp.	Canada	100%	100% [3]	Life of Mine	1-Dec-08
Cozamin	Capstone Mining Corp.	Mexico	100%	-	10 years	4-Apr-07
Barrick
Pascua-Lama	Barrick Gold Corporation	Chile/Argentina	25%	-	Life of Mine	8-Sep-09
Lagunas Norte	Barrick Gold Corporation	Peru	100%	-	4 years [4]	8-Sep-09
Pierina	Barrick Gold Corporation	Peru	100%	-	4 years [4]	8-Sep-09
Veladero	Barrick Gold Corporation	Argentina	100% [5]	-	4 years [4]	8-Sep-09
Other
Los Filos	Goldcorp Inc.	Mexico	100%	-	25 years	15-Oct-04
Keno Hill	Alexco Resources Corp.	Canada	25%	-	Life of Mine	2-Oct-08
La Negra	Aurcana Corporation [6]	Mexico	50%	-	Life of Mine	2-Jun-08
Mineral Park	Mercator Minerals Ltd.	USA	100%	-	Life of Mine	17-Mar-08
Neves-Corvo	Lundin Mining Corporation	Portugal	100%	-	Life of Mine [7]	5-Jun-07
Stratoni	European Goldfields Ltd. [8]	Greece	100%	-	Life of Mine	23-Apr-07
Campo Morado	Farallon Mining Ltd.	Mexico	75%	-	Life of Mine	13-May-08
Aljustrel	I'M SGPS	Portugal	100%	-	Life of Mine [7]	5-Jun-07
Loma de La Plata	Pan American Silver Corp.	Argentina	12.5%	-	Life of Mine	n/a [9]
Rosemont	Augusta Resource Corporation	USA	100%	100%	Life of Mine	11-Feb-10

1)	On August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was previously part of the Luismin mines, to Primero. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, which was set to expire in 2029, has been extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
2)	To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.
3)	The Company is entitled to acquire 100% of the first 50,000 ounces of gold produced per annum and 50% thereafter, through to December 1, 2010. Following that date, the Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
4)	Barrick will deliver to Silver Wheaton silver production from the currently producing mines until December 31, 2013. In addition, during 2014 and 2015, Silver Wheaton will be entitled to all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.
5)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
6)	92% owned by Aurcana Corporation.
7)	With a nominal term of 50 years.
8)	95% owned by European Goldfields Ltd.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON THIRD QUARTER REPORT [3]

SAN DIMAS

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations (the “Luismin Agreement”) in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, as it relates to San Dimas, has been extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029, and a payment of $0.50 per ounce for any shortfall below 215 million cumulative silver ounces delivered to Silver Wheaton by the end of 2031. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

As of September 30, 2010, the Company has received nearly 40 million ounces of silver under the above noted agreements, generating cumulative operating cash flows of approximately $337 million. Approximately 95% of this silver was from the San Dimas mine. As at December 31, 2009, the San Dimas mine had proven and probable reserves of 60.9 million ounces of silver and inferred resources of 154.6 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

ZINKGRUVAN

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

As of September 30, 2010, the Zinkgruvan mine has delivered in excess of 10 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $92 million. As at June 30, 2010, Zinkgruvan had proven and probable silver reserves of 36.4 million ounces, measured and indicated silver resources of 15.7 million ounces and inferred silver resources of 12.6 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

YAULIYACU

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the agreement in five year increments, on substantially the same terms as the existing agreement, subject primarily to an adjustment related to silver price expectations at the time.

As of September 30, 2010, Glencore has delivered in excess of 13 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $139 million. As at December 31, 2009, Yauliyacu had proven and probable silver reserves of 11.0 million ounces, measured and indicated silver resources of 43.3 million ounces and inferred silver resources of 78.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

SILVER WHEATON THIRD QUARTER REPORT [4]

PEÑASQUITO

On July 24, 2007, the Company entered into an agreement to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine.

On September 12, 2010, Goldcorp announced that the Peñasquito mine achieved commercial production during the quarter with peak throughput rates as high as 105,000 tonnes per day. The ramp up to full production capacity of 130,000 tonnes per day is anticipated by early 2011. Annual production attributable to Silver Wheaton from the mine is expected to average approximately 7 million ounces of silver over the estimated 22 year mine life.

As of September 30, 2010, Goldcorp has delivered nearly 3 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of approximately $35 million. As at December 31, 2009, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 267.5 million ounces, measured and indicated silver resources was 97.8 million ounces and inferred silver resources was 20.4 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

MINTO

On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”). As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced from Capstone’s Minto mine in Canada for the life of mine. The Company is entitled to acquire 100% of the first 50,000 ounces of gold produced per annum and 50% thereafter through to December 1, 2010. Following that date, the Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.

As of September 30, 2010, the Minto mine has delivered 0.3 million ounces of silver and in excess of 40,000 ounces of gold to the Company under the agreement, generating cumulative operating cash flows of approximately $36 million. As at December 31, 2009, Minto had proven and probable reserves of 2.1 million ounces of silver and 220,000 ounces of gold, measured and indicated resources of 2.4 million ounces of silver and 230,000 ounces of gold and inferred resources of 0.6 million ounces of silver and 60,000 ounces of gold (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

COZAMIN

As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007.

As of September 30, 2010, the Cozamin mine has delivered approximately 2 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $27 million. As at December 31, 2009, Cozamin had proven and probable silver reserves of 17.4 million ounces, measured and indicated silver resources of 3.3 million ounces and inferred silver resources of 5.7 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

BARRICK

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero1 mines until the end of 2013. Silver Wheaton will make total upfront cash payments of $625 million, of which $350 million has been paid to date. The remaining $275 million is payable in annual installments of $137.5 million due on the second and third anniversaries of the transaction.

Barrick has provided Silver Wheaton with a completion guarantee, requiring them to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

[1] Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

SILVER WHEATON THIRD QUARTER REPORT [5]

Argentina recently passed a federal glacier protection law that restricts mining in areas on or near the nation's glaciers. As stated by Barrick in their third quarter Management Discussion & Analysis, Barrick's view is that their activities do not take place on glaciers and are undertaken pursuant to existing environmental approvals issued on the basis of comprehensive environmental impact studies that fully considered potential impacts on water resources, glaciers and other sensitive environmental areas. Barrick also states that it believes that the new federal law is unconstitutional and that it believes it is legally entitled to continue their current activities on the basis of existing approvals. It is possible that others may attempt to bring legal challenges seeking to restrict Barrick's activities based on the new federal law. Barrick indicates in their disclosure that they will vigorously oppose any such challenges.

As of September 30, 2010, Barrick has delivered approximately 3 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of approximately $38 million. As at December 31, 2009, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 167.8 million ounces, measured and indicated silver resources was 34.0 million ounces and inferred silver resources was 3.3 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis). In addition, the Company’s estimated share of the silver resources contained in the Lagunas Norte, Pierina, and Veladero mines is 81.5 million ounces of proven and probable silver reserves, 1.6 million ounces of measured and indicated silver resources and 1.6 million ounces of inferred silver resources.

OTHER

Other silver and gold interests consist of the following:

i.

An agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004. In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp is obligated to deliver to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in these financial statements as part of the silver production and sales relating to San Dimas.

ii.	An agreement with Mercator Minerals Ltd. to acquire an amount equal to 100% of the life of mine silver production from its Mineral Park mine in the United States;
iii.	An agreement with Aurcana Corporation[1] to acquire an amount equal to 50% of the life of mine silver production from its 92% owned La Negra mine in Mexico;
iv.	An agreement with Hellas Gold S.A., a subsidiary of European Goldfields Ltd., to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;
v.	An agreement with Farallon Mining Ltd. to acquire an amount equal to 75% of the life of mine silver production from its Campo Morado mine in Mexico;
vi.	An agreement with Alexco Resources Corp. to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill project in Canada;
vii.	An agreement with I’M SGPS to acquire 100% of the life of mine silver production from its Aljustrel mine in Portugal;
viii.	An agreement with Lundin to acquire 100% of the life of mine silver production from its Neves-Corvo mine in Portugal;
ix.

An agreement with Pan American Silver Corp. to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are expected to be finalized by the end of 2010;

x.	An agreement with Augusta Resource Corporation to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project in the United States.

[1] Since January 1, 2009, the La Negra mine produced approximately 701,000 ounces of silver attributable to Silver Wheaton, of which approximately 166,000 ounces have not been delivered to Silver Wheaton pursuant to the terms of the related silver purchase agreement as at November 8, 2010. The Company is currently working with the management of Aurcana Corporation in order to remedy this.

SILVER WHEATON THIRD QUARTER REPORT [6]

During the quarter, Alexco Resources Corp. completed construction of its Bellekeno mine and initiated mill commissioning. Bellekeno is located within the Keno Hill Silver District in Canada's Yukon Territory, which is historically one of the highest-grade and most prolific silver producing districts in the world. With more than 35 past-producing mines, the 230 square kilometer land package possesses exceptional exploration upside. Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database).

As of September 30, 2010, the Company has received nearly 8 million ounces of silver under these agreements, generating cumulative operating cash flows of $79 million.

SILVER WHEATON THIRD QUARTER REPORT [7]

SUMMARY OF OUNCES PRODUCED AND SOLD

	2010			2009				2008
(in thousands)	Q3 [2]	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Silver ounces produced
San Dimas [3]	1,255	1,110	1,206	1,275	1,232	1,264	1,323	1,275
Zinkgruvan	508	478	387	505	415	480	461	374
Yauliyacu	633	692	737	783	750	870	739	787
Peñasquito	1,017	800	520	441	165	162	160	198
Minto	46	49	62	89	46	37	-	-
Cozamin	381	286	401	388	366	262	-	-
Barrick [4]	682	697	780	756	223	-	-	-
Other [5]	1,023	1,191	885	979	783	750	559	583
	5,545	5,303	4,978	5,216	3,980	3,825	3,242	3,217
Silver equivalent ounces of gold produced [6]
Minto	402	522	645	552	233	428	-	-
Silver equivalent ounces produced	5,947	5,825	5,623	5,768	4,213	4,253	3,242	3,217

Silver ounces sold
San Dimas [3]	1,274	1,076	1,206	1,264	1,234	1,254	1,352	1,245
Zinkgruvan	635	313	498	357	433	469	451	303
Yauliyacu	87	517	581	1,027	698	546	743	602
Peñasquito	692	656	424	191	190	130	135	190
Minto	40	46	47	55	68	(1)	-	-
Cozamin	306	412	281	359	384	213	-	-
Barrick [4]	533	727	783	751	187	-	-	-
Other [5]	710	897	607	670	780	327	477	398
	4,277	4,644	4,427	4,674	3,974	2,938	3,158	2,738
Silver equivalent ounces of gold sold [6]
Minto	411	496	571	441	626	12	-	-
Silver equivalent ounces sold	4,688	5,140	4,998	5,115	4,600	2,950	3,158	2,738

1)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.  As at September 30, 2010, approximately 2.2 million payable silver equivalent ounces attributable to the Company have been produced and the respective payable ounces will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

2)	Certain production figures are based on management estimates.
3)
The ounces produced and sold during the third quarter of 2010 include 250,000 ounces received from Goldcorp, in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero mines.
5)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

SILVER WHEATON THIRD QUARTER REPORT [8]

QUARTERLY FINANCIAL REVIEW

	2010			2009				2008
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total silver ounces sold (000's)	4,277	4,644	4,427	4,674	3,974	2,938	3,158	2,738
Average realized silver price [1]	$19.51	$18.46	$17.27	$17.63	$15.14	$14.04	$11.90	$10.49
Silver sales (000's)	$83,409	$85,759	$76,462	$82,409	$60,194	$41,268	$37,572	$28,725
Total gold ounces sold	7,127	7,584	8,611	7,033	9,953	145	-	-
Average realized gold price [1]	$1,323	$1,219	$1,100	$1,158	$962	$925	$-	$-
Gold sales (000's)	$9,425	$9,245	$9,476	$8,142	$9,573	$135	$-	$-
Total silver equivalent ounces sold [2]	4,688	5,140	4,998	5,115	4,600	2,950	3,158	2,738
Average realized silver equivalent price [1]	$19.81	$18.48	$17.20	$17.70	$15.16	$14.04	$11.90	$10.49
Total sales (000's)	$92,834	$95,004	$85,938	$90,551	$69,767	$41,403	$37,572	$28,725
Average cash cost, silver [1,3]	$3.98	$3.97	$3.97	$3.97	$3.97	$3.99	$3.97	$3.97
Average cash cost, gold [1,3]	$300	$300	$300	$300	$300	$300	$-	$-
Net earnings (loss) (000's)	$69,234	$53,258	$44,630	$50,811	$33,565	$18,437	$15,111	$(54,193)[4]
Earnings (loss) per share
Basic	$0.20	$0.16	$0.13	$0.15	$0.11	$0.07	$0.06	$(0.22)
Diluted	$0.20	$0.15	$0.13	$0.15	$0.11	$0.06	$0.06	$(0.22)
Cash flow from operations (000's)	$70,485	$66,990	$57,600	$70,981	$45,379	$26,452	$23,120	$15,446
Cash flow from operations per share [3]
Basic	$0.20	$0.20	$0.17	$0.21	$0.14	$0.09	$0.09	$0.06
Diluted	$0.20	$0.19	$0.17	$0.21	$0.14	$0.09	$0.08	$0.06
Total assets (000's)	$2,363,625	$2,379,472	$2,286,100	$2,237,224	$2,299,770	$1,462,514	$1,291,750	$1,270,646
Total liabilities (000's)	$385,964	$530,645	$508,337	$513,299	$652,591	$156,614	$160,336	$382,621
Shareholders' equity (000's)	$1,977,661	$1,848,827	$1,777,763	$1,723,925	$1,647,179	$1,305,900	$1,131,414	$888,025

1)	Expressed as United States dollars per ounce.
2)	Gold ounces sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.
3)	Refer to discussion on non-GAAP measures.
4)	Includes a $64 million non-cash write-down of long-term investments held.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver as well as acquisitions of silver purchase agreements.

SILVER WHEATON THIRD QUARTER REPORT [9]

Results of Operations and Operational Review

The Company currently has nine business segments: the silver produced by the San Dimas, Zinkgruvan, Yauliyacu, Peñasquito, Cozamin, Barrick and Other mines, the silver and gold produced by the Minto mine and corporate operations.

					Three Months Ended September 30, 2010
	Ounces produced [3]	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [4]	Total depletion ($'s per ounce) [4]	Net earnings (loss)	Cash flow from (used in) operations

Silver
San Dimas	1,255	1,274	$25,613	$20.11	$4.04	$0.78	$19,471	$20,468
Zinkgruvan	508	635	12,680	19.95	4.04	1.72	9,021	9,522
Yauliyacu	633	87	1,548	17.79	3.98	3.47	900	1,202
Peñasquito	1,017	692	12,980	18.76	3.90	2.54	8,521	10,281
Minto	46	40	912	22.92	3.90	3.69	610	567
Cozamin	381	306	5,825	19.06	4.04	4.62	3,177	4,868
Barrick [5]	682	533	10,202	19.16	3.90	3.58	6,218	8,281
Other [6]	1,023	710	13,649	19.22	3.93	4.51	7,658	10,518
	5,545	4,277	$83,409	$19.51	$3.98	$2.53	$55,576	$65,707
Gold
Minto	6,961	7,127	$9,425	$1,323	$300	$237	$5,599	$5,972
Silver Equivalent [7]	5,947	4,688	$92,834	$19.81	$4.09	$2.67	$61,175	$71,679
Corporate							8,059	(1,194)
	5,947	4,688	$92,834	$19.81	$4.09	$2.67	$69,234	$70,485

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Certain production figures are based on management estimates.
4)	Refer to discussion on non-GAAP measures.
5)	Comprised of the Lagunas Norte, Pierina and Veladero mines.
6)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
7)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

SILVER WHEATON THIRD QUARTER REPORT [10]

					Three Months Ended September 30, 2009
	Ounces produced	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [3]	Total depletion ($'s per ounce) [3]	Net earnings (loss)	Cash flow from (used in) operations

Silver
San Dimas	1,232	1,234	$18,886	$15.30	$4.02	$0.65	$13,120	$13,925
Zinkgruvan	415	433	6,861	15.85	4.02	1.78	4,350	4,415
Yauliyacu	750	698	10,600	15.19	3.94	3.47	5,426	7,849
Peñasquito	165	190	2,691	14.15	3.90	2.36	1,502	1,950
Minto	46	68	1,043	15.29	3.90	4.48	472	794
Cozamin	366	384	5,736	14.94	4.00	4.72	2,389	4,229
Barrick [4]	223	187	3,008	16.07	3.90	3.46	1,631	2,278
Other [5]	783	780	11,369	14.56	3.91	3.95	5,224	7,398
	3,980	3,974	$60,194	$15.14	$3.97	$2.59	$34,114	$42,838
Gold
Minto	3,698	9,953	$9,573	$962	$300	$288	$3,724	$5,330
Silver Equivalent [6]	4,213	4,600	$69,767	$15.16	$4.08	$2.86	$37,838	$48,168
Corporate							(4,272)	(2,788)
	4,213	4,600	$69,767	$15.16	$4.08	$2.86	$33,566	$45,380

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Refer to discussion on non-GAAP measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero mines.
5)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

For the three months ended September 30, 2010, net earnings and cash flow from operations were $69.2 million and $70.5 million, respectively, compared with $33.6 million and $45.4 million for the comparable periods in 2009, with the variance being primarily attributable to the following factors:

2% increase in the number of silver equivalent ounces sold, due to:

i.	An increase in deliveries relating to Peñasquito, reflecting the ramping up of the milling operations which commenced in late 2009 and achieved commercial production in the third quarter of 2010; and
ii.	An increase in deliveries related to the Barrick silver interest, which was acquired on September 8, 2009; partially offset by
iii.	Shipment timing differences of stockpiled concentrate, primarily relating to Yauliyacu, Zinkgruvan, Stratoni and Campo Morado;

31% increase in the average realized selling price of silver; and

A $12.3 million decrease in corporate costs as explained in the Corporate Costs section of this Management’s Discussion and Analysis ($1.6 million decrease from an operating cash-flow perspective).

SILVER WHEATON THIRD QUARTER REPORT [11]

						Nine Months Ended September 30, 2010
	Ounces produced [3]	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [4]	Total depletion ($'s per ounce) [4]	Net earnings (loss)	Cash flow from (used in) operations

Silver
San Dimas	3,571	3,556	$66,463	$18.69	$4.04	$0.78	$49,308	$52,099
Zinkgruvan	1,373	1,446	26,964	18.64	4.04	1.72	18,635	19,578
Yauliyacu	2,062	1,185	21,372	18.04	3.98	3.47	12,545	16,662
Peñasquito	2,337	1,772	32,466	18.32	3.90	2.54	21,050	25,556
Minto	157	133	2,562	19.19	3.90	3.69	1,549	1,795
Cozamin	1,068	999	18,226	18.26	4.03	4.62	9,590	14,524
Barrick [5]	2,159	2,043	36,942	18.08	3.90	3.54	21,749	25,896
Other [6]	3,099	2,214	40,635	18.35	3.92	4.38	22,254	31,935
	15,826	13,348	$245,630	$18.40	$3.97	$2.69	$156,680	$188,045
Gold
Minto	24,665	23,321	$28,146	$1,207	$300	$235	$15,658	$19,357
Silver Equivalent [7]	17,395	14,826	$273,776	$18.47	$4.05	$2.79	$172,338	$207,402
Corporate							(5,217)	(12,327)
	17,395	14,826	$273,776	$18.47	$4.05	$2.79	$167,121	$195,075

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Certain production figures are based on management estimates.
4)	Refer to discussion on non-GAAP measures.
5)	Comprised of the Lagunas Norte, Pierina and Veladero mines.
6)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
7)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

SILVER WHEATON THIRD QUARTER REPORT [12]

					Nine Months Ended September 30, 2009
	Ounces produced	Ounces sold	Sales	Average realized price ($'s per ounce)	Total cash cost ($'s per ounce) [3]	Total depletion ($'s per ounce) [3]	Net earnings (loss)	Cash flow from (used in) operations

Silver
San Dimas	3,819	3,840	$52,990	$13.81	$4.02	$0.71	$34,817	$37,553
Zinkgruvan	1,356	1,353	19,023	14.06	4.02	1.78	11,175	12,793
Yauliyacu	2,359	1,987	26,881	13.53	3.93	3.47	12,184	19,082
Peñasquito	487	455	6,106	13.42	3.90	2.35	3,260	4,331
Minto	83	67	1,036	15.31	3.90	4.48	469	808
Cozamin	628	597	8,671	14.53	4.00	4.70	3,479	7,617
Barrick [4]	223	187	3,008	16.07	3.90	3.46	1,631	2,278
Other [5]	2,092	1,584	21,319	13.44	3.91	4.03	8,715	14,883
	11,047	10,070	$139,034	$13.80	$3.97	$2.31	$75,730	$99,345
Gold
Minto	10,521	10,098	$9,708	$961	$300	$288	$3,773	$5,522
Silver Equivalent [6]	11,708	10,708	$148,742	$13.89	$4.02	$2.44	$79,503	$104,867
Corporate							(12,388)	(9,914)
	11,708	10,708	$148,742	$13.89	$4.02	$2.44	$67,115	$94,953

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
3)	Refer to discussion on non-GAAP measures.
4)	Comprised of the Lagunas Norte, Pierina and Veladero mines.
5)	Comprised of the Los Filos, San Martin, La Negra, Mineral Park, Neves-Corvo, Stratoni and Campo Morado mines.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

For the nine months ended September 30, 2010, net earnings and cash flow from operations were $167.1 million and $195.1 million, respectively, compared with $67.1 million and $95.0 million for the comparable periods in 2009, with the variance being primarily attributable to the following factors:

38% increase in the number of silver equivalent ounces sold, due to;

i.	An increase in deliveries relating to Peñasquito, reflecting the ramping up of the milling operations which commenced in late 2009 and achieved commercial production in the third quarter of 2010; and
ii.

An increase in deliveries relating to the precious metal interests acquired in the Silverstone acquisition that closed on May 21, 2009 and the Barrick silver interest that was acquired on September 8, 2009; partially offset by

iii.	Shipment timing differences of stockpiled concentrate primarily relating to Yauliyacu and Stratoni;

33% increase in the average realized selling price of silver; and

A $7.2 million decrease in corporate costs as explained in the Corporate Costs section of this Management’s Discussion and Analysis ($2.4 million increase from an operating cash-flow perspective).

SILVER WHEATON THIRD QUARTER REPORT [13]

Corporate Costs

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands)	2010	2009	2010	2009

General and administrative	$3,641	$3,283	$11,829	$9,605
Stock based compensation (a non-cash item)	1,306	623	6,431	3,312
Total general and administrative	4,947	3,906	18,260	12,917
Gain on mark-to-market of warrants held	(7,861)	-	(8,094)	(33)
Future income tax recovery	(4,785)	-	(4,785)	-
Other	(360)	366	(164)	(496)
Total corporate costs	$(8,059)	$4,272	$5,217	$12,388

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net earnings in the period they occur.

For the three months ended September 30, 2010, corporate costs decreased by $12.3 million over the comparable period in the previous year, primarily as a result of (i) a non-cash $7.9 million mark-to-market gain during the current period relating to warrants held as long-term investments; and (ii) a non-cash future income tax recovery of $4.8 million relating to the Company’s long-term investments. The Company’s future income tax expense or recovery in a given period is largely determined by changes in the unrealized gains or losses recorded with respect to its long-term investments. As a result of a significant increase in the value of these long-term investments during the third quarter of 2010, the Company recorded a future income tax liability, with the associated expense being reflected as a component of Other Comprehensive Income. The Company currently has future tax assets, which have not been previously recognized, which fully offset this future tax liability. As a result, the Company decreased its valuation allowance on its future income tax assets in order to fully offset the future tax liability, with the resulting future income tax recovery being reflected in net earnings.

For the nine months ended September 30, 2010, corporate costs decreased by $7.2 million over the comparable period in 2009, resulting primarily from (i) a non-cash $8.1 million mark-to-market gain during the nine months ended September 30, 2010 relating to warrants held as long-term investments; and (ii) a non-cash future income tax recovery of $4.8 million relating to the Company’s long-term investments. These gains were offset by an increase in total general and administrative costs of $5.3 million, attributable to (i) a $3.1 million increase in stock based compensation (a non-cash item); and (ii) a $2.2 million increase in general and administrative expenses, primarily due to increased corporate activity.

During the third quarter of 2010, the Company incurred interest costs of $6.7 million (nine months - $20.0 million), of which $6.4 million (nine months - $18.9 million) represents accreted interest on the future payments due in relation to the Barrick silver interest, with the remainder being attributable to interest on bank debt. All of the interest costs incurred during the three months ended September 30, 2010 have been capitalized in relation to the Keno Hill and Barrick silver interests (nine months – capitalized to the Peñasquito, Keno Hill and Barrick silver interests). For the same period in 2009, the Company incurred interest costs of $0.6 million (nine months - $3.4 million), all of which were capitalized to the cost of the Peñasquito, Keno Hill and Barrick silver interests.

SILVER WHEATON THIRD QUARTER REPORT [14]

Non-GAAP Measures

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis, as well as operating cash flows per share and cash operating margin. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. Cash operating margin is defined as the realized selling price less total cash cost per silver equivalent ounce. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three months ended September 30, 2010, the Company’s total cash costs, which were equivalent to the Company’s cost of sales in accordance with GAAP, were $3.98 per ounce of silver and $300 per ounce of gold (2009 – $3.97 per ounce of silver and $300 per ounce of gold).

Liquidity and Capital Resources

As at September 30, 2010, the Company had cash and cash equivalents of $255.2 million (December 31, 2009 -$227.6 million) and working capital of $84.0 million (December 31, 2009 – $64.2 million). The Company invests surplus cash in short-term, high credit quality, money market instruments.

During the three months ended September 30, 2010, the Company generated operating cash flows of $70.5 million compared with $45.4 million during the comparable period in 2009, with the increase primarily as a result of a higher realized average silver price.

During the quarter, the Company had net cash inflows from financing activities of $6.5 million, primarily related to proceeds from share purchase options and share purchase warrants exercised during the period, partially offset by a scheduled principal repayment of the Company’s non-revolving bank debt facility. During the third quarter of 2009, the Company had net cash inflows from financing activities of $423.5 million, which related primarily to the completion of a bought deal equity financing (in conjunction with the Barrick acquisition), raising net proceeds of $275.4 million.

During the quarter, the Company had net cash outflows relating to investing activities of $145.1 million, primarily related to the scheduled upfront payment of $137.5 million to Barrick and an upfront payment of $6.4 million to Alexco. During the same period in 2009, the Company had net cash outflows relating to investing activities of $212.5 million, which related primarily to the upfront cash payment made to Barrick.

As at September 30, 2010, the Company has cash on hand of $255.2 million and $400 million available under its revolving bank debt facility as more fully described in Note 6 to the Financial Statements. In the opinion of management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

SILVER WHEATON THIRD QUARTER REPORT [15]

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

SILVER AND GOLD INTERESTS

The following table summarizes the Company’s commitments to purchase silver and gold in connection with the silver purchase agreements or precious metal purchase agreements:

	Attributable Payable Production To Be Purchased		Per Ounce Cash Payment [1,2]
Silver and Gold Interests	Silver	Gold	Silver	Gold	Term of Agreement	Date of Contract

San Dimas	100%[3]	-	$4.04	n/a	Life of Mine [3]	15-Oct-04
Zinkgruvan	100%	-	$4.04	n/a	Life of Mine	8-Dec-04
Yauliyacu	100%[4]	-	$3.98	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$3.90	n/a	Life of Mine	24-Jul-07
Minto	100%	100%[5]	$3.90	$300	Life of Mine	1-Dec-08
Cozamin	100%	-	$4.04	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$3.90	n/a	4 years [6]	8-Sep-09
Pierina	100%	-	$3.90	n/a	4 years [6]	8-Sep-09
Veladero	100%[7]	-	$3.90	n/a	4 years [6]	8-Sep-09
Other
Los Filos	100%	-	$4.04	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$3.90	n/a	Life of Mine	2-Oct-08
La Negra	50%	-	$3.90	n/a	Life of Mine	2-Jun-08
Mineral Park	100%	-	$3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$3.94	n/a	Life of Mine [8]	5-Jun-07
Stratoni	100%	-	$3.94	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$3.90	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$3.90	n/a	Life of Mine [8]	5-Jun-07
Loma de La Plata	12.5%	-	$4.00	n/a	Life of Mine	n/a [9]
Rosemont	100%	100%	$3.90	$450	Life of Mine	11-Feb-10

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)	On August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was previously part of the Luismin mines, to Primero. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, which was set to expire in 2029, has been extended to the life of mine. During the first four years following closing of the transaction, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. The cumulative shortfall as at March 23, 2010, representing the four year anniversary, was 6.8 million ounces.
5)	The Company is committed to acquire 100% of the first 50,000 ounces of gold produced per annum and 50% thereafter, through to December 1, 2010. Following that date, the Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)	The Company is committed to purchase silver production from the currently producing mines until December 31, 2013. In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.
7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
8)	With a nominal term of 50 years.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON THIRD QUARTER REPORT [16]

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the Rosemont mine.

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

OTHER CONTRACTUAL OBLIGATIONS

(in thousands)	2010	2011 - 2013	2014 - 2015	After 2015	Total

Bank debt[1]	$7,140	$85,680	$21,500	$-	$114,320
Silver interest payments[2]	16,691	275,000	-	-	291,691
Operating leases	120	1,479	1,033	594	3,226
Other	-	283	-	-	283
Total contractual obligations	$23,951	$362,442	$22,533	$594	$409,520

1)	Does not include payments of interest related to bank debt.
2)	Comprised of payments due to Barrick and Alexco.

CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

SHARE CAPITAL

During the three months ended September 30, 2010, the Company received cash proceeds of $8.6 million (2009 -$4.2 million) from the exercise of 793,912 share purchase options (2009 – 1,105,420 share purchase options) at a weighted average exercise price of Cdn$11.21 per option (2009 – Cdn$4.11 per option). During the nine months ended September 30, 2010, the Company received cash proceeds of $26.9 million (2009 - $5.8 million) from the exercise of 2,336,555 share purchase options (2009 – 1,597,994 share purchase options) at a weighted average exercise price of Cdn$11.90 per option (2009 – Cdn$3.96 per option).

On February 12, 2009, the Company announced that it had closed an equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares at Cdn$8.00 per share (approximately $6.41 per share). The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

On May 21, 2009, the Company closed the acquisition of Silverstone through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton which were issued on conversion of previously issued fully vested share purchase options of Silverstone. Including acquisition costs, the transaction was valued at approximately $152 million.

On September 30, 2009, in conjunction with the Barrick acquisition, the Company closed a bought deal equity financing, raising gross proceeds of $287.5 million through the issuance of 25,903,750 common shares at $11.10 per share. Subsequent to September 30, 2009, $140.2 million of the net proceeds from the equity financing were used to repay the temporary draw under the Company’s revolving bank debt facility which had been utilized to partially finance the initial upfront payment of $212.5 million made to Barrick. The remaining net proceeds from the equity financing are available to fund the acquisition of future silver interests.

SILVER WHEATON THIRD QUARTER REPORT [17]

As of November 8, 2010, there were 346,560,444 outstanding common shares, 3,021,290 share purchase options, 190,991 restricted share units and 8,568,605 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company owns equity interests in certain junior mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Subsequent Event

On November 5, 2010, Bear Creek Mining Corporation (“Bear Creek”) closed its previously announced equity financing. As part of that financing, the Company subscribed for 2,978,000 common shares of Bear Creek for total consideration of Cdn$19 million, thereby maintaining the Company’s approximate 15% interest in Bear Creek.

Future Changes in Accounting Policies

BUSINESS COMBINATIONS

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1582, Business Combinations (“Section 1582”), which replaces Handbook Section 1581, Business Combinations. In addition, the CICA issued Handbook Section 1601, Consolidated Financial Statements and Handbook Section 1602, Non-Controlling Interests (“Section 1602”), which replace Handbook Section 1600, Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Under these new sections, acquisition costs are not treated as consideration and are to be expensed when incurred rather than capitalized. The Company has not early adopted these sections and does not anticipate the adoption of these sections to have a material impact on its financial position and results of operations.

SILVER WHEATON THIRD QUARTER REPORT [18]

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan comprised of three phases:

Phase	Description and Status
Preliminary Planning and Scoping

This phase, which has been completed, involves development of the IFRS conversion plan.

The IFRS conversion plan includes consideration of the impacts of IFRS on the Company’s consolidated financial statements, internal controls over financial reporting, information systems and business activities such as foreign operations, compensation metrics, personnel and training requirements and calculation of debt covenants.  Based on management’s review of IFRS and current Company processes, the adoption of IFRS is expected to have minimal impact on information systems, operations of foreign subsidiaries, debt covenants and compensation metrics.

The Company has designed internal controls to facilitate its conversion to IFRS and has implemented controls relevant at this stage of the process.  A training program has been developed for appropriate personnel and training activities have taken place as planned.

Detailed Impact Assessment

This phase, which has been completed, involves a detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS that are expected to result in accounting and/or disclosure differences in the Company’s consolidated financial statements, along with quantifying the impact on key line items. This phase includes identification, evaluation and selection of accounting policies necessary for the Company’s conversion to IFRS and evaluation of the impact on outstanding operational elements such as debt covenants and budgeting.

Implementation

During this phase the changes required for conversion to IFRS will be embedded in the associated business, financial close and reporting processes.  This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.

SILVER WHEATON THIRD QUARTER REPORT [19]

The following table summarizes the key elements of the Company’s plan for transitioning to IFRS and the progress made against each activity:

Accounting Policies and Procedures
Main Activities		Completion Status
•	Identify differences between the Company’s current accounting policies under Canadian GAAP and IFRS	•	Major accounting policy decisions, including IFRS 1 exemptions, have been reviewed and approved by senior management and the board of directors
•	Analyze and select ongoing policies where IFRS permits alternatives	•	Revisions to accounting policies are currently being prepared as required
•	Analyze and determine which IFRS 1 exemptions will be taken on transition to IFRS

Financial Statement Preparation
Main Activities		Completion Status
•	Prepare financial statements and note disclosures in compliance with IFRS	•	Preliminary January 1, 2010 opening balance sheet has been prepared and reviewed
•	Quantify the effects of converting to IFRS		by senior management and the board of directors
•	Prepare first-time adoption reconciliations as required under IFRS 1	•	The Company is currently preparing IFRS compliant financial statements and MD&A in parallel with its Canadian GAAP financial statements and MD&A, on a quarterly basis

Training and Communication
Main Activities		Completion Status
•	Provide training to key employees involved with the implementation of IFRS	•	Key employees involved with implementation have completed or are in the process of
•	Develop awareness of how the transition to IFRS is going to affect the Company’s		completing training
• •	financial statements and MD&A disclosures
Provide company specific training on revised policies and procedures to affected personnel
Provide timely communication to the Company’s external stakeholders regarding the expected impacts of converting to IFRS
•
Training has been conducted using a two-tiered approach, with detailed training having been provided to practitioners while non-practitioners have received a higher level overview of the transition process and the key impacts of implementing IFRS

IT Systems
Main Activities		Completion Status
•	Identify changes required to IT systems and implement solutions	•	Systems and process changes have been completed and are operational
•	Identify changes required to financial reporting processes required to capture financial information under Canadian GAAP, US GAAP and IFRS

Internal Control Environment
Main Activities		Completion Status
•	For all changes to policies and procedures identified, assess the effectiveness of internal controls over financial reporting and disclosure controls and procedures and implement any necessary changes	•	Specific controls in relation to the IFRS implementation to be identified and documented during the fourth quarter of 2010
•	Design and implement internal controls over the IFRS changeover process

SILVER WHEATON THIRD QUARTER REPORT [20]

The following list represents a summary of the most significant identified differences between the Company’s current accounting policies in accordance with Canadian GAAP and IFRS as at September 30, 2010. This list should not be regarded as a complete list of changes that will result from the transition to IFRS. Rather, it is intended to highlight those areas which management believes to be the most significant. In addition, changes to IFRS standards or changes to interpretations of existing IFRS standards could alter the information presented below.

FIRST-TIME ADOPTION OF IFRS

IFRS 1, First-Time Adoption of International Financial Reporting (“IFRS 1”), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions to the general requirement for full retrospective application of IFRS. During the third quarter of 2010, the Company finalized its choice of optional exemptions expected to be taken under IFRS, with the only exemption being related to Business Combinations (see below).

BUSINESS COMBINATIONS

Under IFRS 3, Business Combinations (“IFRS 3”), there are several differences when compared to current Canadian GAAP. The most significant of these changes to the Company are:

  The fair value of equity securities issued by the acquirer is determined at the date of acquisition;

  Consideration transferred does not include acquisition-related costs; and

  Any change in the assessment of the recoverability of the acquirer’s deferred tax assets as a result of the business combination is recognized in profit or loss.

In accordance with IFRS 1, the Company will elect not to apply this standard on a retrospective basis and will apply this standard to any acquisitions completed on or after January 1, 2010.

ASSET IMPAIRMENT

Canadian GAAP generally uses a two-step approach to impairment testing: (1) comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and (2) measuring any impairment by comparing asset carrying values with fair values. Under International Accounting Standard 36, Impairment of Assets (“IAS 36”), a one-step approach for both testing for and measuring impairment is used, with asset carrying values compared directly with (i) the higher of fair value less costs to sell; and (ii) value in use (which uses discounted future cash flows). This may potentially result in more write-downs where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis. However, the extent of any new write-downs may be partially offset by the requirement under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. Canadian GAAP prohibits reversal of previously recorded impairment losses.

LONG-TERM INVESTMENTS

In November 2009, the International Accounting Standards Board introduced IFRS 9 – Financial Instruments (“IFRS 9”), which is part of a project to replace IAS 39 – Financial Instruments: Recognition and Measurement. Adoption of IFRS 9 is required by January 1, 2013 with early adoption permitted. The Company intends to adopt IFRS 9 effective January 1, 2011, with retrospective application.

Under IFRS 9, the Company’s long-term investments must be recorded at fair market value, with all fair value changes being reflected in net earnings. However, as the Company’s long-term investments are strategic in nature and are not held for trading, the Company intends to make a one time, irrevocable election to present all fair value changes from the long-term investments in other comprehensive income (“OCI”). No amount recognized in OCI is ever reclassified to net earnings at a later date. Under current Canadian GAAP, fair value changes in the Company’s long-term investments are reflected in OCI unless there is an impairment which is deemed to be other-than-temporary, in which case the unrealized loss is reflected in net earnings. In December 2008, management concluded that the Company’s long-term investments were other-than-temporarily impaired, resulting in a $64 million loss being recorded in net earnings. This non-cash write down will be reallocated within shareholder’s equity from retained earnings to accumulated other comprehensive income when the Company prepares its consolidated financial statements in accordance with IFRS.

SILVER WHEATON THIRD QUARTER REPORT [21]

SHARE PURCHASE WARRANTS

For Canadian GAAP purposes, share purchase warrants are classified and accounted for as equity in the Company’s consolidated financial statements. Under International Accounting Standard 32, Financial Instruments: Presentation (“IAS 32”), share purchase warrants with an exercise price denominated in a currency other than the Company’s functional currency are to be classified and accounted for as a financial liability which is then marked to market on a quarterly basis with the gain or loss being reflected in the Company’s statement of operations. This non-cash adjustment will have no effect on the Company’s cash flow or liquidity. The impact of this adjustment to shareholders’ equity is summarized below.

IFRS IMPACT ON SHAREHOLDERS’ EQUITY AS AT JANUARY 1, 2010

The following table summarizes the impact to shareholders’ equity of the significant differences identified at this time between Canadian GAAP and IFRS as at January 1, 2010:

(US dollars in thousands - unaudited)		Increase /
Standard	Description of Change	(decrease)
IAS 32	To record the mark-to market adjustment on the Company's share-purchase warrants with a strike price in CAD $	$(208,318)
IAS 32	To record the fair value increment on the exercise of the Company's share purchase warrants with a strike price in CAD $	166,626
IAS 32	To reclassify share purchase warrants with a strike price in CAD$	(10,275)

		(51,967)
Shareholders' equity - January 1, 2010 (per Canadian GAAP)		1,723,925

Shareholders' equity - January 1, 2010 (per IFRS, estimated)		$1,671,958

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2010. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective as of September 30, 2010.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

SILVER WHEATON THIRD QUARTER REPORT [22]

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal control over financial reporting during the three months ended September 30, 2010.

LIMITATION OF CONTROLS AND PROCEDURES

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON THIRD QUARTER REPORT [23]

Attributable Reserves and Resources (1)

The following tables sets forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2009, unless otherwise noted:

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,16,17)
AS OF DECEMBER 31, 2009 UNLESS OTHERWISE NOTED(6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	145.1	33.1	154.5	141.0	23.0	104.4	286.2	28.1	258.9	70%
Heap Leach	18.1	14.8	8.6	-	-	-	18.1	14.8	8.6	26%
San Dimas(10)	2.0	371.0	24.0	3.6	320.8	36.9	5.6	338.9	60.9	94%
Pascua-Lama (25%)	9.6	59.9	18.4	86.6	53.7	149.4	96.1	54.3	167.8	82%
Lagunas Norte(11)	7.3	4.0	0.9	84.2	3.6	9.8	91.5	3.6	10.7	21%
Pierina	19.4	12.6	7.8	20.2	11.7	7.6	39.5	12.1	15.4	37%
Veladero(12)	6.6	13.6	2.9	106.0	15.4	52.5	112.7	15.3	55.4	6%
Yauliyacu(13)	1.0	106.1	3.5	1.8	130.8	7.6	2.8	121.9	11.0	86%
Neves-Corvo
Copper	21.2	43.0	29.3	2.1	48.0	3.2	23.2	43.4	32.5	35%
Zinc	34.3	63.9	70.5	8.2	56.0	14.8	42.6	62.4	85.3	23%
Rosemont(14)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%
Mineral Park(14)	309.1	2.7	27.1	79.0	2.9	7.4	388.0	2.8	34.5	42%
Zinkgruvan
Zinc	8.3	105.0	28.1	2.7	63.0	5.4	11.0	94.8	33.4	70%
Copper	2.8	32.0	2.9	0.1	29.0	0.1	2.9	31.9	2.9	78%
Aljustrel
Zinc	-	-	-	13.1	62.9	26.6	13.1	62.9	26.6	37%
Copper	-	-	-	1.7	14.6	0.8	1.7	14.6	0.8	30%
Campo Morado (75%)	0.4	273.7	3.5	1.1	186.6	6.4	1.5	210.0	9.9	50%
Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	88%
Minto	9.8	6.1	1.9	1.1	4.3	0.2	10.9	5.9	2.1	81%
Cozamin
Copper	1.6	76.3	4.0	5.9	59.0	11.3	7.5	62.7	15.2	74%
Zinc	-	-	-	1.9	37.2	2.2	1.9	37.2	2.2	74%
Los Filos(15)	48.5	6.4	10.0	155.3	5.4	26.9	203.8	5.6	36.9	5%
La Negra (50%)	0.1	76.9	0.3	0.1	69.5	0.2	0.2	73.9	0.6	74%
Total Silver			425.9			518.6			944.6
GOLD
Minto	9.8	0.67	0.21	1.1	0.38	0.01	10.9	0.64	0.22	74%
Total Gold			0.21			0.01			0.22

SILVER WHEATON THIRD QUARTER REPORT [24]

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,16,17)
AS OF DECEMBER 31, 2009 UNLESS OTHERWISE NOTED(6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Peñasquito (25%)
Mill	-	-	-	117.9	25.7	97.2	117.9	25.7	97.2
Heap Leach	-	-	-	1.9	8.6	0.5	1.9	8.6	0.5
Pascua-Lama (25%)	3.0	31.3	3.0	31.8	30.4	31.0	34.8	30.4	34.0
Pierina	3.0	9.5	0.9	2.7	7.9	0.7	5.8	8.7	1.6
Yauliyacu(13)	0.5	128.9	2.2	5.9	215.9	41.1	6.5	208.6	43.3
Neves-Corvo
Copper	16.7	55.9	30.1	1.9	55.7	3.4	18.6	55.9	33.5
Zinc	25.2	53.1	43.0	6.1	45.4	8.8	31.3	51.6	51.8
Rosemont(14)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7
Mineral Park(14)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6
Zinkgruvan
Zinc	1.6	82.8	4.4	2.8	113.0	10.0	4.4	101.7	14.4
Copper	1.4	26.2	1.2	0.2	25.4	0.1	1.6	26.1	1.3
Aljustrel
Zinc	5.5	50.5	9.0	7.8	56.0	14.0	13.3	53.7	23.0
Copper	0.9	24.1	0.7	3.7	13.3	1.6	4.6	15.5	2.3
Campo Morado (75%)	0.04	58.0	0.1	3.8	164.2	19.9	3.8	163.2	20.0
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Minto	5.7	4.4	0.8	13.8	3.5	1.6	19.5	3.8	2.4
Cozamin
Copper	0.6	81.5	1.5	1.0	54.9	1.8	1.6	64.3	3.3
Keno Hill (25%)
Underground	-	-	-	0.1	920.5	3.0	0.1	920.5	3.0
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos(15)	2.1	6.6	0.4	31.4	5.3	5.4	33.5	5.4	5.8
La Negra (50%)	0.3	124.0	1.0	0.1	124.1	0.5	0.4	124.1	1.5
Total Silver			107.6			286.8			394.4
GOLD
Minto	5.7	0.45	0.08	13.8	0.33	0.15	19.5	0.37	0.23
Total Gold			0.08			0.15			0.23

SILVER WHEATON THIRD QUARTER REPORT [25]

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,16,17)
AS OF DECEMBER 31, 2009 UNLESS OTHERWISE NOTED (6)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz
Peñasquito (25%)
Mill	36.7	17.3	20.4
San Dimas(10)	15.2	317.1	154.6
Pascua-Lama (25%)	5.5	18.9	3.3
Pierina	3.7	13.8	1.6
Yauliyacu(13)	15.4	158.3	78.2
Neves-Corvo
Copper	26.3	41.0	34.7
Zinc	26.8	52.8	45.5
Rosemont(14)	163.0	2.1	11.2
Mineral Park(14)	320.1	2.3	23.9
Zinkgruvan
Zinc	5.1	70.0	11.5
Copper	1.0	33.0	1.0
Aljustrel
Zinc	10.6	48.6	16.6
Copper	2.2	11.7	0.8
Campo Morado (75%)	1.1	177.8	6.1
Stratoni	0.7	217.0	4.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Minto	6.1	3.1	0.6
Cozamin
Copper	2.4	52.6	4.0
Zinc	1.7	30.1	1.6
Keno Hill (25%)
Underground	0.03	320.2	0.3
Elsa Tailings	-	-	-
Los Filos(15)	122.5	4.2	16.4
La Negra (50%)	0.1	78.6	0.3
Total Silver			437.9
GOLD
Minto	6.1	0.28	0.06
Total Gold			0.06

SILVER WHEATON THIRD QUARTER REPORT [26]

Notes:

1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.	Individual qualified persons (“QPs”), as defined by the NI 43-101, for the Mineral Reserve and Mineral Resource estimates are as follows:
	a.	Peñasquito – Robert H. Bryson, MMSA
	b.	San Dimas – Reynaldo Rivera, MAusIMM (Vice President, Exploration, Luismin, S.A. de C.V., the Mexican operating subsidiary of Goldcorp); Velasquez Spring, P.Eng. (Senior Geologist, Watts, Griffis and McOuat Limited)
	c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.);
Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.)
	d.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Director of Geology, Silver Wheaton); Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering, Silver Wheaton), both employees of the Company (the “Company’s QPs”)
The Company’s QPs are responsible for overall corporate review and all other operations and development projects.
4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The Minto, Cozamin, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.
5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2009, other than the following:
	a.	Resources and Reserves for Neves-Corvo and Zinkgruvan are reported as of June 30, 2010.
	b.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.
	c.	Resources for Mineral Park are reported as of December 29, 2006.
	d.	Resources and Reserves for Aljustrel are reported as of December 31, 2007.
	e.	Resources for Campo Morado’s El Largo, El Rey, Naranjo and Reforma deposits are reported as of February 29, 2008.
	f.	Resources and Reserves for Stratoni are reported as of August 10, 2010.
	g.	Resources for Minto East are reported as of June 23, 2010.
	h.	Resources for Loma de La Plata are reported as of April 16, 2009.
	i.	Resources for Keno Hill are reported as of November 9, 2009 and April 22, 2010 for the Elsa Tailings.
	j.	Resources and Reserves for La Negra are reported as of February 15, 2008 for the Alacran deposit and March 14, 2008 for the Monica deposit Resources.
7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $13.00 per ounce of silver, unless otherwise noted below:
	a.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $14.00 per ounce
	b.	Neves-Corvo – 1.6% Cu cut-off for the copper Reserve and 4.3% Zn cut-off for the zinc Reserves above the 550 level and 6% Zn cut-off for zinc Reserves below the 550 level.
	c.	Rosemont – NSR cut-off of $3.56 based on $1.75 per pound copper, $15.00 per pound molybdenum and $10.00 per ounce silver
	d.	Mineral Park – 0.237% Cu equivalent cut-off grade (hypogene), 0.283% Cu equivalent cut-off grade (supergene); copper equivalent considers only copper and molybdenum values
	e.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Reserve and 2.0% Cu cut-off for the copper Reserve
	f.	Aljustrel – 1.5% Cu cut-off for all copper Reserves and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Reserves
	g.	Campo Morado - 3.0% Zn cut-off for the Abajo, West Extension and South East zones and 5% Zn cut-off for the North zone.
	h.	Minto – copper cut-off grades of 0.62%, 0.55%, 0.58% and 0.56% for Minto Main, Minto North, Ridgetop and Area 2/118 respectively.
	i.	Cozamin – $4.00 per ounce
9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $15.00 per ounce of silver, unless otherwise noted below:

SILVER WHEATON THIRD QUARTER REPORT [27]

	a.	Yauliyacu – $13.00 per ounce
	b.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource
	c.	Rosemont – 0.2% Cu cut-off
	d.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource
	e.	Mineral Park – 0.225% Cu equivalent cut-off grade; copper equivalent considers only copper and molybdenum values
	f.	Aljustrel – 1.5% Cu cut-off for all copper Resources and zinc cut-offs of 4.5%, 4.0% and 4.0%, respectively, for the Feitais, Moinho and Estação zinc Resources
	g.	Campo Morado – 3.0% Zn only cut-off grade for the G-9 zones and 5% Zn cut-off for the South West zone and El Largo, El Rey, Naranjo and Reforma deposits.
	h.	Loma de La Plata – 50 g/t silver equivalent cut-off based on $12.50 per ounce silver and $0.50 per pound lead
	i.	Minto – 0.5% Cu cut-off for open pits resources, 1.5% Cu cut-off for Minto East
	j.	Cozamin – 1.15% Cu cut-off for San Roberto Area and 3.0% Zn cut-off for San Rafael Area
	k.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones and $14.50 per ounce for the East Zone. A cut-off of 50 g/t silver was used for Elsa Tailings.
	l.	La Negra (Alacran) – $12.00 per ounce; La Negra (Monica) – $13.50 per ounce
10.	From August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.
11.	The Company’s attributable tonnage at Lagunas Norte was estimated by assuming 2008 production levels for four years. This tonnage was pro-rated between Proven and Probable Mineral Reserves according to the ratio of the December 31, 2009 Proven and Probable Mineral Reserves for Lagunas Norte as published by Barrick Gold Corporation (“Barrick”), applying average reserve grades.
12.	The Company’s attributable tonnage at Veladero is estimated based on a production rate of 85,000 tonnes per day for four years. This tonnage was pro-rated between Proven and Probable Mineral Reserves according to the ratio of the December 31, 2009 Proven and Probable Mineral Reserves for Veladero as published by Barrick, applying average reserve grades.
13.	The Company’s Yauliyacu purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the maximum amount to be sold to the Company in subsequent years will be increased to make up the shortfall.
14.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
15.	Los Filos Resources and Reserves include both the Los Filos and Bermejal deposits.
16.	The Company has filed a technical report for each of its mineral projects considered to be material to the Company, being San Dimas, Yauliyacu, Peñasquito and Pascua-Lama, which are available on SEDAR at www.sedar.com.
17.	Silver is produced as a by-product metal at all operations with the exception of the Keno Hill and Loma de La Plata projects; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

SILVER WHEATON THIRD QUARTER REPORT [28]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver or gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver or gold; the absence of control over mining operations from which Silver Wheaton purchases silver and gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver and gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2009 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2010, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON THIRD QUARTER REPORT [29]

Consolidated Statements of Operations

		Three Months Ended September 30			Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2010	2009		2010	2009
Sales		$92,834		$69,767	$273,776		$148,742

Cost of sales		19,154		18,765	60,022		43,069
Depletion		12,505		13,164	41,416		26,170
		31,659		31,929	101,438		69,239
Earnings from operations		61,175		37,838	172,338		79,503

Expenses and other income
General and administrative [1]		4,947		3,906	18,260		12,917
Gain on mark-to-market of warrants held	4	(7,861)		-	(8,094)		(33)
Other		(360)		366	(164)		(496)
		(3,274)		4,272	10,002		12,388

Earnings before tax		64,449		33,566	162,336		67,115
Future income tax recovery	4	4,785		-	4,785		-
Net earnings		$69,234		$33,566	$167,121		$67,115
				0.11			0.23
Basic earnings per share		$0.20	$		$0.49	$
Diluted earnings per share		$0.20		$0.11	$0.48		$0.23
Weighted average number of shares outstanding
Basic	8(e)	344,253		313,445	343,168		294,208
Diluted	8(e)	350,361		317,431	348,469		297,936

1) Stock based compensation (a non-cash item) included in general and administrative		$1,306		$623	$6,431		$3,312

Consolidated Statements of Comprehensive Income

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2010	2009	2010	2009

Net earnings		$69,234	$33,566	$167,121	$67,115
Other comprehensive income
Gain on available-for-sale securities	4	49,483	17,105	52,066	27,785
Future income tax expense	4	(4,785)	-	(4,785)	-
Total other comprehensive income		$113,932	$50,671	$214,402	$94,900

The accompanying notes form an integral part of these unaudited consolidated financial statements.

SILVER WHEATON THIRD QUARTER REPORT [30]

Consolidated Balance Sheets

	Note	September 30	December 31
(US dollars in thousands - unaudited)		2010	2009

Assets
Current
Cash and cash equivalents		$255,189	$227,566
Accounts receivable		7,798	4,881
Other		924	1,027
		263,911	233,474

Long-term investments	4	155,122	73,747
Silver and gold interests	5	1,943,224	1,928,476
Other		1,368	1,527
		$2,363,625	$2,237,224

Liabilities
Current
Accounts payable		$1,398	$5,397
Accrued liabilities		4,606	4,578
Current portion of bank debt	6	28,560	28,560
Current portion of silver interest payments	7	145,317	130,788
		179,881	169,323
	6
Long-term portion of bank debt		85,760	107,180
Long-term portion of silver interest payments	7	120,323	236,796
		385,964	513,299
Shareholders' Equity
Issued capital and contributed surplus	8	1,372,525	1,333,191
Retained earnings		510,955	343,834
Accumulated other comprehensive income		94,181	46,900
		605,136	390,734
		1,977,661	1,723,925
		$2,363,625	$2,237,224
Commitments and contingencies	6, 10

The accompanying notes form an integral part of these unaudited consolidated financial statements.

SILVER WHEATON THIRD QUARTER REPORT [31]

Consolidated Statements of Cash Flows

		Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	Note	2010	2009	2010	2009

Operating Activities
Net earnings		$69,234	$33,566	$167,121	$67,115
Items not affecting cash
Depreciation and depletion		12,573	13,229	41,615	26,359
Stock based compensation		1,306	623	6,431	3,312
Gain on mark-to-market of warrants held	4	(7,861)	-	(8,094)	(33)
Future income tax recovery	4	(4,785)	-	(4,785)	-
Other		(1,251)	(338)	(879)	(148)
Change in non-cash operating working capital	9	1,269	(1,700)	(6,334)	(1,652)
Cash generated by operating activities		70,485	45,380	195,075	94,953

Financing Activities
Bank debt drawn down	6	-	140,200	-	140,200
Bank debt repaid	6	(7,140)	(7,140)	(21,420)	(234,920)
Shares issued	8(a)	-	287,531	-	517,955
Share issue costs		-	(11,645)	(85)	(21,620)
Share purchase warrants exercised		5,017	10,345	6,022	10,508
Share purchase options exercised		8,579	4,200	26,881	5,789
Cash generated by financing activities		6,456	423,491	11,398	417,912

Investing Activities
Silver and gold interests		(144,465)	(213,819)	(158,176)	(218,466)
Acquisition of Silverstone Resources Corp., net of cash acquired		-	(261)	(201)	2,407
Long-term investments	4	(644)	-	(21,533)	-
Other		(10)	1,599	396	1,615
Cash applied to investing activities		(145,119)	(212,481)	(179,514)	(214,444)
Effect of exchange rate changes on cash and cash equivalents		471	(122)	664	(673)
(Decrease) increase in cash and cash equivalents		(67,707)	256,268	27,623	297,748
Cash and cash equivalents, beginning of period		322,896	48,590	227,566	7,110
Cash and cash equivalents, end of period		$255,189	$304,858	$255,189	$304,858

At September 30, 2010, the Company’s cash and cash equivalents consisted of $80.2 million in cash (December 31, 2009 - $227.6 million) and $175 million in cash equivalents (December 31, 2009 - $Nil). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days.

The accompanying notes form an integral part of these unaudited consolidated financial statements.

SILVER WHEATON THIRD QUARTER REPORT [32]

Consolidated Statements of Shareholders’ Equity

(US dollars in thousands - unaudited)	Common Shares	Share Purchase Warrants	Share Purchase Options	Restricted Share Units	Retained Earnings	Accumulated Other Comprehensive Income	Total

At December 31, 2008	$630,842	$20,979	$9,756	$538	$225,910	$-	$888,025
Shares issued	376,602	-	-	-	-	-	376,602
Fair value of SBC [1]	-	-	2,457	232	-	-	2,689
Options exercised [1]	3,081	-	(1,492)	-	-	-	1,589
Options issued [1]	-	-	2,578	-	-	-	2,578
RSU's exercised [1]	106	-	-	(106)	-	-	-
Warrants exercised [1]	213	(50)	-	-	-	-	163
Share issue costs	(9,975)	-	-	-	-	-	(9,975)
Net earnings	-	-	-	-	33,549	-	33,549
OCI [1]	-	-	-	-	-	10,680	10,680
At June 30, 2009	$1,000,869	$20,929	$13,299	$664	$259,459	$10,680	$1,305,900
Shares issued	287,531	-	-	-	-	-	287,531
Fair value of SBC [1]	-	-	561	62	-	-	623
Options exercised [1]	5,697	-	(1,497)	-	-	-	4,200
Warrants exercised [1]	13,181	(2,836)	-	-	-	-	10,345
Share issue costs	(12,091)	-	-	-	-	-	(12,091)
Net earnings	-	-	-	-	33,566	-	33,566
OCI [1]	-	-	-	-	-	17,105	17,105
At September 30, 2009	$1,295,187	$18,093	$12,363	$726	$293,025	$27,785	$1,647,179
Fair value of SBC [1]	-	-	610	88	-	-	698
Options exercised [1]	3,573	-	(586)	-	-	-	2,987
Warrants exercised [1]	3,675	(404)	-	-	-	-	3,271
Share issue costs	(134)	-	-	-	-	-	(134)
Net earnings	-	-	-	-	50,809	-	50,809
OCI [1]	-	-	-	-	-	19,115	19,115
At December 31, 2009	$1,302,301	$17,689	$12,387	$814	$343,834	$46,900	$1,723,925
Fair value of SBC [1]	-	-	4,002	1,123	-	-	5,125
Options exercised [1]	22,841	-	(4,539)	-	-	-	18,302
RSU's exercised [1]	622	-	-	(622)	-	-	-
Warrants exercised	1,143	(138)	-	-	-	-	1,005
Net earnings	-	-	-	-	97,887	-	97,887
OCI [1]	-	-	-	-	-	2,583	2,583
At June 30, 2010	$1,326,907	$17,551	$11,850	$1,315	$441,721	$49,483	$1,848,827
Fair value of SBC [1]	-	-	987	319	-	-	1,306
Options exercised [1]	11,006	-	(2,427)	-	-	-	8,579
Warrants exercised [1]	5,708	(691)	-	-	-	-	5,017
Net earnings	-	-	-	-	69,234	-	69,234
OCI [1]	-	-	-	-	-	44,698	44,698
At September 30, 2010	$1,343,621	$16,860	$10,410	$1,634	$510,955	$94,181	$1,977,661

1)	Definitions as follows: “SBC” = Stock Based Compensation; “Options” = Share Purchase Options; “RSU’s” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “OCI” = Other Comprehensive Income.

The accompanying notes form an integral part of these unaudited consolidated financial statements.

SILVER WHEATON THIRD QUARTER REPORT [33]

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver. The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange (symbols: SLW.WT.B and SLW.WT.U, respectively).

To date, the Company has entered into fifteen long-term silver purchase agreements and two long-term precious metal purchase agreements whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment at or below the prevailing market price. During the three months ended September 30, 2010, the per ounce price paid by the Company for silver and gold under the agreements averaged $3.98 and $300, respectively. The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver realized by Silver Wheaton upon sale.

2.	Basis of Presentation

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2009. These interim unaudited consolidated financial statements do not include all the information and note disclosure required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2010 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

3.	Changes in Accounting Policies

FUTURE CHANGES IN ACCOUNTING POLICIES

BUSINESS COMBINATIONS

In January 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1582, Business Combinations (“Section 1582”), which replaces Handbook Section 1581, Business Combinations. In addition, the CICA issued Handbook Section 1601, Consolidated Financial Statements and Handbook Section 1602, Non-Controlling Interests (“Section 1602”), which replace Handbook Section 1600, Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Under these new sections, acquisition costs are not treated as consideration and are to be expensed when incurred rather than capitalized. The Company has not early adopted these sections and does not anticipate the adoption of these sections to have a material impact on its financial position and results of operations.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

SILVER WHEATON THIRD QUARTER REPORT [34]

4.	Long-Term Investments

(in thousands)	September 30, 2010	December 31, 2009

Available-for-sale	$145,723	$72,502
Warrants	9,399	1,245
	$155,122	$73,747

AVAILABLE-FOR-SALE

	September 30, 2010	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2010	December 31, 2009
(in thousands)	Fair Value	Mark-to-Market Gains Included in OCI	Mark-to-Market Gains (Losses) Included in OCI	Fair Value

Bear Creek	$60,631	$19,509	$22,399	$38,232
Revett	11,634	4,949	4,083	5,815
Mines Management	5,632	1,083	(1,224)	6,856
Other	67,826	23,942	26,808	21,599
	$145,723	$49,483	$52,066	$72,502

	September 30, 2009	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009	December 31, 2008
(in thousands)	Fair Value	Mark-to-Market Gains Included in OCI	Mark-to-Market Gains Included in OCI	Fair Value

Bear Creek	$26,444	$9,724	$15,668	$10,776
Revett	2,337	412	1,354	607
Mines Management	6,389	2,604	3,225	3,164
Other	14,540	4,365	7,538	7,277
	$49,710	$17,105	$27,785	$21,824

SILVER WHEATON THIRD QUARTER REPORT [35]

WARRANTS

	September 30, 2010	Three Months Ended September 30, 2010	Nine Months Ended September 30, 2010	December 31, 2009
(in thousands)	Fair Value	Mark-to-Market Gains Included in Earnings	Mark-to-Market Gains Included in Earnings	Fair Value

Revett	$706	$433	$380	$282
Other	8,693	7,428	7,714	963
	$9,399	$7,861	$8,094	$1,245

	September 30, 2009	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2009	December 31, 2008
(in thousands)	Fair Value	Mark-to-Market (Losses) Gains Included in Earnings	Mark-to-Market (Losses) Gains Included in Earnings	Fair Value

Revett	$56	$38	$49	$-
Other	-	(38)	(16)	16
	$56	$-	$33	$16

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

The Company’s future income tax expense or recovery in a given period is largely determined by changes in the unrealized gains or losses recorded with respect to its long-term investments. As a result of a significant increase in the value of these long-term investments during the third quarter of 2010, the Company recorded a future income tax liability of $4.8 million, with the associated expense being reflected as a component of Other Comprehensive Income. The Company currently has future tax assets, which have not been previously recognized, which fully offset this future tax liability. As a result, the Company decreased its valuation allowance on its future income tax assets in order to fully offset the future tax liability, with the resulting future income tax recovery being reflected in net earnings.

On November 5, 2010, Bear Creek Mining Corporation (“Bear Creek”) closed its previously announced equity financing. As part of that financing, the Company subscribed for 2,978,000 common shares of Bear Creek for total consideration of Cdn$19 million, thereby maintaining the Company’s approximate 15% interest in Bear Creek.

SILVER WHEATON THIRD QUARTER REPORT [36]

5.	Silver and Gold Interests

	September 30, 2010			December 31, 2009
(in thousands)	Cost	Accumulated Depletion	Net	Cost	Accumulated Depletion	Net

San Dimas	$190,638	$(17,690)	$172,948	$190,331	$(14,895)	$175,436
Zinkgruvan	77,919	(17,084)	60,835	77,919	(14,599)	63,320
Yauliyacu	285,292	(47,341)	237,951	285,292	(43,227)	242,065
Peñasquito	524,625	(6,723)	517,902	524,365	(2,217)	522,148
Minto	55,296	(11,462)	43,834	54,805	(5,478)	49,327
Cozamin	41,959	(9,111)	32,848	41,959	(4,497)	37,462
Barrick [1]	603,135	(10,566)	592,569	583,485	(3,339)	580,146
Other [2]	312,103	(27,766)	284,337	276,744	(18,172)	258,572
	$2,090,967	$(147,743)	$1,943,224	$2,034,900	$(106,424)	$1,928,476

1) Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero mines.
2) Comprised of the Los Filos, Keno Hill, La Negra, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Aljustrel and Loma de La Plata mines.

The value allocated to reserves is classified as depletable upon a mining operation achieving commercial production and is depleted on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	September 30, 2010			December 31, 2009
(in thousands)	Depletable	Non-Depletable	Total	Depletable	Non-Depletable	Total

San Dimas	$41,936	$131,012	$172,948	$35,942	$139,494	$175,436
Zinkgruvan	38,485	22,350	60,835	41,829	21,491	63,320
Yauliyacu	11,018	226,933	237,951	15,132	226,933	242,065
Peñasquito	401,605	116,297	517,902	10,895	511,253	522,148
Minto	32,224	11,610	43,834	34,445	14,882	49,327
Cozamin	32,848	-	32,848	36,419	1,043	37,462
Barrick [1,2]	36,145	556,424	592,569	33,907	546,239	580,146
Other [3]	113,808	170,529	284,337	98,722	159,850	258,572
	$708,069	$1,235,155	$1,943,224	$307,291	$1,621,185	$1,928,476

1) Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero mines.
2) The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero mines.
3) Comprised of the Los Filos, Keno Hill, La Negra, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Aljustrel and Loma de La Plata mines.

SILVER WHEATON THIRD QUARTER REPORT [37]

SAN DIMAS

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consisted primarily of the San Dimas and Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”). In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, as it relates to San Dimas, has been extended to the life of mine. During the first four years following closing of the transaction, Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Primero will deliver to the Company a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029, and a payment of $0.50 per ounce for any shortfall below 215 million cumulative silver ounces delivered to Silver Wheaton by the end of 2031. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

ROSEMONT

On February 11, 2010, the Company entered into an agreement with Augusta Resource Corporation (“Augusta”) to acquire an amount equal to 100% of the life of mine silver and gold production from its Rosemont Copper project (“Rosemont”) in the United States. The Company will make total upfront cash payments of $230 million payable in installments to partially fund construction of the mine commencing once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of Rosemont. In addition, a cash payment of the lesser of $3.90 per ounce of silver and $450 per ounce of gold (both subject to an inflationary adjustment) or the prevailing market price is due, for silver and gold delivered under the agreement. Augusta anticipates that key operating permits will be received in 2011 and has provided a completion guarantee with certain minimum production criteria required to be met by specific dates.

LOMA DE LA PLATA

On February 25, 2010, the Company elected to convert the debenture with Pan American Silver Corp. ("Pan American") into an agreement to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project located in Argentina. Silver Wheaton will make total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction. In addition, a cash payment of $4.00 per ounce is due for silver delivered under the agreement. Silver Wheaton and Pan American expect to finalize the definitive terms of the silver purchase agreement by the end of 2010.

6.	Bank Debt

The Company has a $200 million non-revolving term loan (the “Term Loan”) and a $400 million revolving term loan (the “Revolving Loan”). The current term of the Revolving Loan and the Term Loan matures on July 20, 2014 with the Term Loan requiring equal quarterly principal repayments of approximately $7 million (together with accrued interest). Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.45% per annum, dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1, a leverage ratio less than or equal to 3.5:1, and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net earnings for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver and gold interests and long-term investments.

SILVER WHEATON THIRD QUARTER REPORT [38]

During the three months ended September 30, 2010, the Company repaid $7.1 million (nine months - $21.4 million) of the balance outstanding on the Term Loan. As at September 30, 2010, the Company had $400 million available under its revolving debt facility.

The Company is in compliance with the debt covenants described above.

	September 30, 2010
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$-	$28,560
Long-term portion	85,760	-	85,760
	$114,320	$-	$114,320

Three months:
Interest capitalized during period	$352	$-	$352
Effective interest rate	1.18%	0.00%	1.18%
Nine months:
Interest capitalized during period	$1,092	$-	$1,092
Effective interest rate	1.16%	0.00%	1.16%

	September 30, 2009
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$140,200	$168,760
Long-term portion	114,320	-	114,320
	$142,880	$140,200	$283,080

Three months:
Interest capitalized during period	$543	$42	$585
Effective interest rate	1.47%	1.20%	1.45%

Nine months:
Interest capitalized during period	$2,682	$690	$3,372
Effective interest rate	2.33%	1.92%	2.23%

The Company’s bank debt is classified as held to maturity and reported at amortized cost using the effective interest method.

SILVER WHEATON THIRD QUARTER REPORT [39]

The required principal payments under the Term Loan and the Revolving Loan over the remaining terms are as follows:

Fiscal Year	Term Loan (000's)	Revolving Loan (000's)	Total (000's)

2010	$7,140	$-	$7,140
2011	28,560	-	28,560
2012	28,560	-	28,560
2013	28,560	-	28,560
2014	21,500	-	21,500
	$114,320	$-	$114,320

7.	Silver Interest Payments

On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the silver produced from Alexco’s Keno Hill project located in Canada, for the life of mine. Silver Wheaton will make total upfront cash payments of $50 million payable in installments, of which $33.3 million has been paid to date. The remaining $16.7 million is expected to be paid by the end of 2010.

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation (“Barrick”) to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013. Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $350 million has been paid to date. The remaining $275 million is payable in annual installments of $137.5 million due on the second and third anniversaries of the transaction. The financial liability relating to these future payments has been discounted using an annual discount rate of 6.9%, which represents management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions at the time the agreement was entered into. The silver interest payments due are classified as held to maturity and reported at amortized cost using the effective interest method. Total interest costs of $51 million will accrete over the term of this obligation and will be capitalized to the cost of the Barrick silver interest, until the Pascua-Lama mining operation is commissioned. To date, $24.9 million of the interest costs have been accreted to the cost of the Barrick silver interest, of which $6.4 million and $18.9 million were capitalized during the three and nine months ended September 30, 2010, respectively.

8.	Issued Capital and Contributed Surplus

	Note	September 30	December 31
(US dollars and shares in thousands)		2010	2009

Issued Capital
Share capital issued and outstanding: 345,198 (December 31, 2009: 342,187)	8(a)	$1,343,621	$1,302,301
		$1,343,621	$1,302,301
Contributed Surplus
Share purchase options	8(b)	$10,410	$12,387
Restricted share units	8(c)	1,634	814
Share purchase warrants	8(d)	16,860	17,689
		28,904	30,890
		$1,372,525	$1,333,191

SILVER WHEATON THIRD QUARTER REPORT [40]

a) Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at September 30, 2010, the Company had no preference shares outstanding.

A summary of the Company’s issued and outstanding common shares at September 30, 2010 and December 31, 2009 and the changes for the periods ending on those dates is presented below:

	Number of Shares	Weighted Average Price (Cdn$)
At December 31, 2008	251,497,746
Shares issued	85,275,582	9.19
Share purchase options exercised	1,945,305	4.86
Share purchase warrants exercised	3,455,636	4.27
Restricted share units exercised	12,355	-
At December 31, 2009	342,186,624
Share purchase options exercised	1,542,643	12.26
Share purchase warrants exercised	104,250	10.00
Restricted share units exercised	46,955	-
At June 30, 2010	343,880,472
Share purchase options exercised	793,912	11.21
Share purchase warrants exercised	523,460	10.00
At September 30, 2010	345,197,844

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares at Cdn$8.00 per share (approximately $6.41 per share). The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

On May 21, 2009, the Company closed the acquisition of Silverstone Resources Corp. (“Silverstone”) through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton which were issued on conversion of previously issued fully vested share purchase options of Silverstone. Including acquisition costs, the transaction was valued at approximately $152 million.

On September 30, 2009, in conjunction with the Barrick acquisition, the Company closed a bought deal equity financing, raising gross proceeds of $287.5 million through the issuance of 25,903,750 common shares at $11.10 per share, with part of the net proceeds being used to finance the initial upfront payment of $212.5 million made to Barrick. The remaining net proceeds from the equity financing are available for general corporate purposes including funding the acquisition of future silver interests.

b) Share Purchase Options

The Company has established a share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

SILVER WHEATON THIRD QUARTER REPORT [41]

Stock based compensation expense during the three months ended September 30, 2010 included $1.0 million (nine months - $5.0 million) of amortization of the fair value of share purchase options issued, compared to $0.6 million (nine months - $3.3 million) during the comparable period of 2009.

During the third quarter of 2010, the Company did not issue any new share purchase options (nine months –1,288,700 options were issued with a weighted average exercise price of Cdn$15.89 per option and a fair value of $6.9 million or Cdn$5.54 per option, which was determined using the Black-Scholes option value method). For the same period in 2009, no share purchase options were issued (nine months – 1,137,000 share purchase options with a weighted average exercise price of Cdn$9.09 per option and a fair value of $2.6 million or Cdn$2.90 per option, also determined using the Black-Scholes option value method). The following weighted average assumptions were used in computing the fair value of share purchase options:

	Three Months Ended September 30		Nine Months Ended September 30
	2010	2009	2010	2009

Black-Scholes weighted average assumptions
Expected dividend yield	-	-	-	-
Expected volatility	-	-	55%	50%
Risk-free interest rate	-	-	1.84%	1.38%
Expected option life, in years	-	-	2.5	2.5
Weighted average fair value per option granted	-	-	Cdn$5.54	Cdn$2.90

At September 30, 2010, there were 3,081,040 share purchase options outstanding with a weighted average exercise price of Cdn$13.55 per option.

c) Restricted Share Units

During the third quarter of 2010, the Company did not issue any new restricted share units (nine months - 143,400 restricted share units were issued with a fair value of $2.3 million or Cdn$16.01 per restricted share unit). For the same period in 2009, no restricted share units were issued (nine months – 42,954 restricted share units were issued with a fair value of $0.3 million or Cdn$9.08 per restricted share unit).

Stock based compensation expense during the three months ended September 30, 2010 included $0.3 million (nine months - $1.4 million) of amortization of the fair value of restricted share units issued, compared to $0.1 million (nine months - $0.3 million) during the comparable period of 2009.

At September 30, 2010, there were 190,991 restricted share units outstanding.

d) Share Purchase Warrants

The following table summarizes information about the warrants outstanding at September 30, 2010:

	Share Purchase Warrants Outstanding	Exercise Price	Expiry Date

Series “B” warrants	7,153,250	Cdn$10.00	December 22, 2010
New warrants	2,718,205	$20.00	September 5, 2013
	9,871,455

Each warrant entitles the holder the right to purchase one of the Company’s common shares.

SILVER WHEATON THIRD QUARTER REPORT [42]

e) Diluted Earnings Per Share

Diluted earnings per share is calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2010	2009	2010	2009
Basic weighted average number of shares outstanding	344,253	313,445	343,168	294,208
Effect of dilutive securities
Share purchase options	1,517	880	1,439	808
Share purchase warrants	4,400	3,015	3,690	2,836
Restricted share units	191	91	172	84
Diluted weighted average number of shares outstanding	350,361	317,431	348,469	297,936

The following lists the share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$22.30 (nine months - Cdn$19.30), compared to Cdn$11.07 (nine months – Cdn$9.90) for the comparable period in 2009.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2010	2009	2010	2009
Share purchase options	-	2,243	-	3,030
Share purchase warrants	-	2,718	2,718	10,499
Total	-	4,961	2,718	13,529

9.	Supplemental Cash Flow Information

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2010	2009	2010	2009

Change in non-cash working capital
Accounts receivable	$114	$(2,306)	$(2,916)	$(694)
Accounts payable	(362)	(418)	(3,999)	(2,825)
Accrued liabilities	470	523	479	1,012
Other	1,047	501	102	855
	$1,269	$(1,700)	$(6,334)	$(1,652)

Interest paid	$486	$835	$1,253	$4,776

SILVER WHEATON THIRD QUARTER REPORT [43]

10.	Commitments And Contingencies

The following table summarizes the Company’s commitments to purchase silver and gold in connection with the silver purchase agreements or precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production To Be Purchased		Per Ounce Cash Payment [1,2]		Term of Agreement	Date of Contract
	Silver	Gold	Silver	Gold

San Dimas	100% [3]	-	$ 4.04	n/a	Life of Mine [3]	15-Oct-04
Zinkgruvan	100%	-	$ 4.04	n/a	Life of Mine	8-Dec-04
Yauliyacu	100% [4]	-	$ 3.98	n/a	20 years	23-Mar-06
Peñasquito	25%	-	$ 3.90	n/a	Life of Mine	24-Jul-07
Minto	100%	100% [5]	$ 3.90	$ 300	Life of Mine	1-Dec-08
Cozamin	100%	-	$ 4.04	n/a	10 years	4-Apr-07
Barrick
Pascua-Lama	25%	-	$ 3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	-	$ 3.90	n/a	4 years [6]	8-Sep-09
Pierina	100%	-	$ 3.90	n/a	4 years [6]	8-Sep-09
Veladero	100% [7]	-	$ 3.90	n/a	4 years [6]	8-Sep-09
Other
Los Filos	100%	-	$ 4.04	n/a	25 years	15-Oct-04
Keno Hill	25%	-	$ 3.90	n/a	Life of Mine	2-Oct-08
La Negra	50%	-	$ 3.90	n/a	Life of Mine	2-Jun-08
Mineral Park	100%	-	$ 3.90	n/a	Life of Mine	17-Mar-08
Neves-Corvo	100%	-	$ 3.94	n/a	Life of Mine [8]	5-Jun-07
Stratoni	100%	-	$ 3.94	n/a	Life of Mine	23-Apr-07
Campo Morado	75%	-	$ 3.90	n/a	Life of Mine	13-May-08
Aljustrel	100%	-	$ 3.90	n/a	Life of Mine [8]	5-Jun-07
Loma de La Plata	12.5%	-	$ 4.00	n/a	Life of Mine	n/a [9]
Rosemont	100%	100%	$ 3.90	$ 450	Life of Mine	11-Feb-10

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)	On August 6, 2010, Goldcorp completed the sale of the San Dimas mine, which was previously part of the Luismin mines, to Primero. In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the silver purchase agreement, which was set to expire in 2029, has been extended to the life of mine. During the first four years following closing of the transaction, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton is committed to purchase an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning in the fifth year after closing, Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)	To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. The cumulative shortfall as at March 23, 2010, representing the four year anniversary, was 6.8 million ounces.
5)	The Company is committed to acquire 100% of the first 50,000 ounces of gold produced per annum and 50% thereafter, through to December 1, 2010. Following that date, the Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
6)	The Company is committed to purchase silver production from the currently producing mines until December 31, 2013. In addition, during 2014 and 2015, the Company is committed to purchase all or a portion of the silver production from these mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies a completion guarantee.
7)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
8)	With a nominal term of 50 years.
9)	Terms of the agreement not yet finalized.

SILVER WHEATON THIRD QUARTER REPORT [44]

In connection with the Keno Hill silver purchase agreement, the Company is committed to pay Alexco further upfront cash payments of $16.7 million which will be made on a drawdown basis to fund mill construction and mine development costs.

In connection with the Barrick silver purchase agreement, the Company is committed to pay Barrick further upfront cash payments of $275 million, payable in two annual installments of $137.5 million each due in September of 2011 and 2012.

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Augusta total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the Rosemont mine.

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)

2010	$120
2011	771
2012	492
2013	499
2014	514
Thereafter	1,113
Total	$3,509

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

SILVER WHEATON THIRD QUARTER REPORT [45]

11.	Segmented Information

The Company’s reportable operating segments are summarized in the table below:

Three Months Ended September 30, 2010
(in thousands)	Sales		Cost of sales	Depletion	Earnings from operations	Cash flow from (used in) operations	Total assets

San Dimas	$25,613		$5,145	$997	$19,471	$20,468	$172,948
Zinkgruvan	12,680		2,567	1,092	9,021	9,522	60,835
Yauliyacu	1,548		346	302	900	1,202	237,951
Peñasquito	12,980		2,699	1,760	8,521	10,281	517,902
Minto	10,337	[1]	2,293	1,835	6,209	6,539	43,834
Cozamin	5,825		1,235	1,413	3,177	4,868	32,848
Barrick	10,202		2,078	1,906	6,218	8,281	592,569
Other [2]	13,649		2,791	3,200	7,658	10,518	284,337
Corporate						(1,194)	420,401
Consolidated	$92,834		$19,154	$12,505	$61,175	$70,485	$2,363,625

1)	Comprised of silver sales in the amount of $0.912 million and gold sales in the amount of $9.425 million.
2)	Comprised of the Los Filos, San Martin, Keno Hill, La Negra, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Aljustrel and Loma de La Plata mines.

Three Months Ended September 30, 2009
(in thousands)	Sales		Cost of sales	Depletion	Earnings from operations	Cash flow from (used in) operations	Total assets

San Dimas	$18,886		$4,961	$805	$13,120	$13,925	$176,264
Zinkgruvan	6,861		1,740	771	4,350	4,415	63,956
Yauliyacu	10,600		2,750	2,424	5,426	7,849	245,630
Peñasquito	2,691		741	448	1,502	1,950	523,239
Minto	10,616	[1]	3,251	3,169	4,196	6,124	51,597
Cozamin	5,736		1,535	1,812	2,389	4,229	39,155
Barrick	3,008		730	647	1,631	2,278	576,184
Other [2]	11,369		3,057	3,088	5,224	7,398	261,353
Corporate						(2,788)	362,392
Consolidated	$69,767		$18,765	$13,164	$37,838	$45,380	$2,299,770

1)	Comprised of silver sales in the amount of $1.043 million and gold sales in the amount of $9.573 million.
2)	Comprised of the Los Filos, San Martin, Keno Hill, La Negra, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Aljustrel and Loma de La Plata mines.

SILVER WHEATON THIRD QUARTER REPORT [46]

Nine Months Ended September 30, 2010
(in thousands)	Sales		Cost of sales	Depletion	Earnings from operations	Cash flow from (used in) operations	Total assets

San Dimas	$66,463		$14,365	$2,790	$49,308	$52,099	$172,948
Zinkgruvan	26,964		5,844	2,485	18,635	19,578	60,835
Yauliyacu	21,372		4,713	4,114	12,545	16,662	237,951
Peñasquito	32,466		6,910	4,506	21,050	25,556	517,902
Minto	30,708	[1]	7,518	5,983	17,207	21,152	43,834
Cozamin	18,226		4,022	4,614	9,590	14,524	32,848
Barrick	36,942		7,967	7,226	21,749	25,896	592,569
Other [2]	40,635		8,683	9,698	22,254	31,935	284,337
Corporate						(12,327)	420,401
Consolidated	$273,776		$60,022	$41,416	$172,338	$195,075	$2,363,625

1)	Comprised of silver sales in the amount of $2.562 million and gold sales in the amount of $28.146 million.
2)	Comprised of the Los Filos, San Martin, Keno Hill, La Negra, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Aljustrel and Loma de La Plata mines.

Nine Months Ended September 30, 2009
(in thousands)	Sales		Cost of sales	Depletion	Earnings from operations	Cash flow from (used in) operations	Total assets

San Dimas	$52,990		$15,437	$2,736	$34,817	$37,553	$176,264
Zinkgruvan	19,023		5,438	2,410	11,175	12,793	63,956
Yauliyacu	26,881		7,799	6,898	12,184	19,082	245,630
Peñasquito	6,106		1,774	1,072	3,260	4,331	523,239
Minto	10,744	[1]	3,294	3,208	4,242	6,330	51,597
Cozamin	8,671		2,387	2,805	3,479	7,617	39,155
Barrick	3,008		730	647	1,631	2,278	576,184
Other [2]	21,319		6,210	6,394	8,715	14,883	261,353
Corporate						(9,914)	362,392
Consolidated	$148,742		$43,069	$26,170	$79,503	$94,953	$2,299,770

1)	Comprised of silver sales in the amount of $1.036 million and gold sales in the amount of $9.708 million.
2)	Comprised of the Los Filos, San Martin, Keno Hill, La Negra, Mineral Park, Neves-Corvo, Stratoni, Campo Morado, Aljustrel and Loma de La Plata mines.

SILVER WHEATON THIRD QUARTER REPORT [47]

CORPORATE INFORMATION

CANADA – HEAD OFFICE
Silver Wheaton Corp.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
Peter Barnes
Lawrence Bell
George Brack
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith

OFFICERS
Peter Barnes
Chief Executive Officer

Randy Smallwood
President

Gary Brown
Chief Financial Officer

Curt Bernardi
Vice President,
Legal & Corporate Secretary

TRANSFER AGENT
CIBC Mellon Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 643 5500

Email: inquiries@cibcmellon.com

AUDITORS
Deloitte & Touche LLP
Vancouver, BC

INVESTOR RELATIONS
Brad Kopp
Vice President, Investor Relations
Toll-free: 1 800 380 8687
Email: info@silverwheaton.com

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SILVER WHEATON CORP. 666  Burrard Street, Suite 3150, Vancouver, BC Canada V6C 2X8
T 604-684-9648 F 604-684-3123 www.silverwheaton.com